UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C.  20549

                                  SCHEDULE 13D

                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934


                            Finlay Enterprises, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   317884 20 3
                                 (CUSIP Number)


                                 Wendy L. Masler
     Thomas H. Lee Company, 75 State Street, Boston, MA 02109 (617) 227-1050 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 24, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 317884 20 3

1.   NAME OF REPORTING PERSON - Thomas H. Lee Equity Partners, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [   ]
                                                             (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                               [   ]


 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                          7.    SOLE VOTING POWER

NUMBER OF
SHARES                                    8.    SHARED VOTING POWER
BENEFICIALLY                                       884,455
OWNED BY
EACH                                      9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH
                                         10.    SHARED DISPOSITIVE POWER
                                                   884,455


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      884,455

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                      [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%

14.  TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No. 317884 20 3

1.   NAME OF REPORTING PERSON - THL Equity Advisors Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [   ]
                                                               (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                            [   ]


   6.CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                          7.    SOLE VOTING POWER

NUMBER OF
SHARES                                    8.    SHARED VOTING POWER
BENEFICIALLY                                        884,455
OWNED BY
EACH                                      9.    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH
                                         10.    SHARED DISPOSITIVE POWER
                                                     884,455


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     884,455

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                 [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%

14.  TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No. 317884 20 3

1.   NAME OF REPORTING PERSON - THL Equity Trust

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [   ]
                                                            (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                         [   ]


 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                                          7.    SOLE VOTING POWER
                                                        0
NUMBER OF
SHARES                                    8.    SHARED VOTING POWER
BENEFICIALLY                                       884,455
OWNED BY
EACH                                      9.    SOLE DISPOSITIVE POWER
REPORTING                                               0
PERSON WITH
                                         10.    SHARED DISPOSITIVE POWER
                                                    884,455


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     884,455

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                            [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%

14.  TYPE OF REPORTING PERSON

     OO

                                  SCHEDULE 13D

CUSIP No. 317884 20 3

1.   NAME OF REPORTING PERSON - Thomas H. Lee

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [   ]
                                                             (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                           [   ]


   6.CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts

                                        7.    SOLE VOTING POWER
                                                  98,906
NUMBER OF
SHARES                                  8.    SHARED VOTING POWER
BENEFICIALLY                                     884,455
OWNED BY
EACH                                    9.    SOLE DISPOSITIVE POWER
REPORTING                                         98,906
PERSON WITH
                                       10.    SHARED DISPOSITIVE POWER
                                                 884,455


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     983,361

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                           [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     IN

                                  SCHEDULE 13D

         Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares") of Finlay Enterprises, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 521 Fifth Avenue, New York, New York, 10175.

         Item 2.  Identity and Background.

(a) - (c) and (f)

         This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Thomas H. Lee Equity Partners, L.P., a Delaware limited partnership ("Equity Partners"), (2) THL Equity Advisors Limited Partnership, a Massachusetts limited partnership ("Equity Advisors"), (3) THL Equity Trust, a Massachusetts business trust ("Equity Trust"), and (4) Thomas H. Lee ("Mr. Lee").

         The address of each of Equity Partners, Equity Advisors and Equity Trust is c/o Thomas H. Lee Company, 75 State Street, Boston, Massachusetts 02109. The address of Mr. Lee is c/o Thomas H. Lee Capital, L.L.C., 590 Madison Avenue, New York, New York 10022.

         Equity Partners is principally engaged in the business of investment in securities. Equity Advisors is principally engaged in the business of serving as general partner of Equity Partners. Equity Trust is principally ngaged in the business of serving as general partner of Equity Advisors.
Mr. Lee's principal occupation is sole proprietor of the Thomas H. Lee Company and Thomas H. Lee Capital, L.L.C.

         Due to an existing arrangement between Equity Partners, Equity Advisors and Equity Trust, each of Equity Partners, Equity Advisors and Equity Trust could be deemed to be the beneficial owner of all Shares beneficially owned by Equity Partners. Equity Advisors and Equity Trust each disclaim beneficial ownership of such Shares.

         Mr. Lee could also be deemed to beneficially own all of the Shares beneficially owned by Equity Partners. Mr. Lee disclaims beneficial ownership of such Shares.

         Attached as Schedule A to this Schedule 13D is information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) and (e)

         None of the Reporting Persons or any of their officers or trustees has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

         None of the Reporting Persons or any of their officers or trustees has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration.

         Each of Equity Partners and Mr. Lee received certain Shares pursuant to a recapitalization of the Issuer in May, 1993. Mr. Lee's shares are held of record by the 1989 Thomas H. Lee Nominee Trust (the "Nominee Trust") as further explained below in Item 5. In April, 1995, in connection with the Issuer's Initial Public Offering, Equity Partners and the Nominee Trust purchased additional Shares, as described in the Issuer's Registration Statement on Form S-1 (No. 33-88938).

         Item 4.  Purpose of Transactions.

         Equity Partners and the Nominee Trust purchased the Shares for general investment purposes. Equity Partners and the Nominee Trust retain the right to change their investment intent. Subject to market conditions and other factors, Equity Partners and the Nominee Trust may acquire or dispose of shares of the Issuer from time to time in future open-market, privately negotiated or other transactions.

         Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         On April 24, 1998, in connection with an offering of 1,800,000 shares of the Company's common stock by certain selling stockholders, Equity Partners sold an a aggregate of 917,055 shares of Common Stock at a price of $27.50 per share and the Nominee Trust sold an aggregate of 207,180 shares, of which 52,314 shares were sold pursuant to the exercise of employee options.

         Item 5.  Interest in Securities of the Issuer.

(a) and (b)

         Equity Partners holds 884,455 Shares representing approximately 8.5% of the outstanding Shares. Equity Partners has shared voting power and shared dispositive power with respect to such Shares.

         Each of Equity Advisors, Equity Trust and Mr. Lee could be deemed to share the power to vote or to direct the voting of, and may be deemed, pursuant to the attribution rules of Rule 13d-3 of the Exchange Act, to share the power to dispose or to direct the disposition of the Shares held by Equity Partners. Each of Equity Advisors, Equity Trust and Mr. Lee disclaim beneficial ownership of such Shares.

         Mr. Lee holds 98,906 Shares pursuant to the Nominee Trust, representing approximately .95% of the outstanding Shares. Mr. Lee is general partner of the Thomas H. Lee 1989 Nominee Trust Limited Partnership, the beneficiary of the Nominee Trust. Mr. Lee has sole voting and dispositive power with respect to such Shares, and shared voting and dispositive power with respect to the Shares held by Equity Partners, as described above.

(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d)      Not applicable.

(e)      Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The responses to Items 3, 4, and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

         Except for the agreements described below, to the best of knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits division of profits or less, or the giving or withholding of proxies.

         Prior to completion of the Initial Public Offering of the Issuer, the Lee Investors (including Equity Partners and the Nominee Trust), the Desai Investors, the Management Stockholders (each term as defined therein), all employees holding options to purchase Shares, certain private investors and the Issuer entered into an Amended and Restated Stockholders

Agreement (the "Stockholders' Agreement") (attached hereto as Exhibit 3 and as amended by the Omnibus Amendment to the Registration Rights and Stockholders' Agreement referenced hereto as Exhibit 4), which sets forth certain rights and obligations of the parties with respect to the Shares and corporate governance of the Issuer. Any employees of the Issuer not parties to the Stockholders' Agreement who received options to purchase Shares in connection with their employment have been, and will continue to be, required to become parties to the Stockholders' Agreement.

         The Stockholders' Agreement, as amended, provides that the parties thereto must vote their Shares to fix the number of members of the Board of Directors of the Issuer at eight and to vote in favor of six directors who are nominated at follows: two by the Lee Investors; one by the Desai Investors; two by Mr. David B. Cornstein (one of whom must be a management employee of the Issuer); and one by Mr. Arthur E. Reiner. Notwithstanding the foregoing, the right of various persons to designate directors will be reduced or eliminated at such time as they own less than certain specified percentages of Shares then outstanding or in certain cases are no longer an employee of the Issuer. The designees of the Lee Investors currently serving on the Board of Directors are Mr. Lee and Mr. Wendy L. Masler; the designee of the Desai Investors is Mr. Rohit M. Desai; the designees of Mr. Cornstein are Mr. Cornstein and Mr. James Martin Kaplan; and Mr. Reiner is his own designee. The Stockholders' Agreement also provides for the Executive Committee to consist of five directors, including one director not a party to the Stockholders' Agreement selected by the Board of Directors, one member designated by Mr. Lee (so long as the Lee Investors have the right to designate a nominee for director), one member designated by the Desai Investors (so long as the Desai Investors have the right to designate a nominee for director) and two members designated by Mr. Cornstein (which number will be reduced to one if Mr. Cornstein is only entitled to designate one nominee for director and none if Mr. Cornstein ceases to have the right to designate a nominee for director). When a stockholder or group of stockholders loses the right to designate a director, such director is to be designated instead by a majority of the directors of the Issuer. The Executive Committee of the Issuer's Board consists at present of Messrs. Lee, Desai, Cornstein, Kaplan and Mr. Norman S.
Matthews.

         In addition, the Stockholders' Agreement provides that the parties thereto have (i) certain "come along" rights allowing them to participate in private sales of Shares by parties selling at least a majority of the outstanding Shares of common stock and (ii) certain "take along" rights allowing parties who are selling at least a majority of the outstanding Shares to require the other parties to the Stockholders' Agreement to sell all or a portion of their Shares to the same purchaser in the same transaction on the same terms.

         Equity Partners and the Nominee Trust have certain registration rights pursuant to a Registration Rights Agreement, dated as of May 23, 1993, as amended, by and among the Issuer, Equity Partners, and certain other stockholders of the Issuer.

         The Nominee Trust has executed Option Agreements (a form which is attached hereto as Exhibit 5) with certain present and former employees of the Thomas H. Lee Company, pursuant to which the employees, after giving effect to the transactions described in this Schedule 13D, have exercised all options issued pursuant to such Option Agreements.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit           1:  Joint  filing   agreement   among  the  Reporting
                           Persons.

         Exhibit 2: Form of Stock Option Agreement, incorporated herein by reference to Exhibit 5 to the Form 13D filed by the Company on October 22, 1997.

                                   Schedule A

         Each of the following individuals is a United States citizen, and with the exception of John W. Childs, Glenn H. Hutchins and Steven G. Segal, is employed by the Thomas H. Lee Company, 75 State Street, Boston, Massachusetts, 02109.

         Steven G. Segal and John W. Childs are employed by JW Childs Associates, One Federal Street, Boston, Massachusetts, 02110.

         Glenn H. Hutchins is employed by the Blackstone Group, 345 Park Avenue, New York, New York, 10154.

THL Equity Trust

Officers:

Chairman                            Thomas H. Lee
                                    1 Old Farm Road, Lincoln, MA  01773

President                           David V. Harkins
                                    8 Corn Point Road, Marblehead, MA  01945

Managing Directors                     C. Hunter Boll
                                    45 Fletcher Street, Winchester, MA  01890

                                    Thomas R. Shepherd
                                    172 Harvard Road, Stow, MA  01775

                                    Anthony J. DiNovi
                                    3 Ravine Road, Wellesley, MA  02181

                                    Thomas M. Hagerty
                                    256 Beacon Street, Apt.#4, Boston, Ma 02116

                                    Joseph J. Incandela
                                    139 Abbott Road, Wellesley Hills, MA  02181

                                    Scott A. Schoen
                                    191 Kings Grant Road, Weston, MA  02193

                                    Warren C. Smith, Jr.
                                    38 Coolidge Lane, Dedham, MA  02026

                                    Glenn H. Hutchins
                                    c/o The Blackstone Group
                                    345 Park Avenue, New York, NY, 10154

                                    Steven G. Segal
                                    42 Nobscot Road, Newton, MA  02159

Treasurer                           Wendy L. Masler
                                    11 Waverly Street, #3, Brookline, MA  02115

Assistant Treasurer                 Andrew D. Flaster
                                    4 Fairfield Drive, Lexington, MA  02173

Clerk                               Wendy L. Masler
                                    11 Waverly Street, #3, Brookline, MA  02115

Assistant Clerks                    Charles W. Robins, Esq.
                                    50 Lehigh Road, Wellesley, MA  02181

                                    James Westra, Esq.
                                    5 Stage Hill Road, Wenham, MA  01984

                                    Jeffrey S. Wieand, Esq.
                                    1695 Lowell Road, Concord, MA  01742

Trustees:

         Thomas H. Lee            1 Old Farm Road, Lincoln, MA  01773
         David V. Harkins         8 Corn Point Road, Marblehead, MA  01945
         John W. Childs           c/o JW Childs Associates, One Federal Street,
                                     Boston, MA 02110

                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

                             THOMAS H. LEE EQUITY PARTNERS, L.P.
                             By: THL Equity Advisors Limited Partnership, its General Partner
                             By:  THL Equity Trust, its General Partner


                             By:   /s/ Wendy L. Masler
                             Name:    Wendy L. Masler
                             Title:   Managing Director


                             THOMAS H. LEE EQUITY ADVISORS
                             LIMITED PARTNERSHIP

                             By:  THL Equity Trust, its General Partner


                             By:   /s/ Wendy L. Masler
                             Name:     Wendy L. Masler
                             Title:       Managing Director


                             THL EQUITY TRUST


                             By:    /s/ Wendy L. Masler
                             Name:    Wendy L. Masler
                             Title:       Managing Director


                             /s/ Thomas H. Lee
                             Thomas H. Lee


236608-1

                    Exhibit 1 to Schedule 13D Amendment No. 2
                            Finlay Enterprises, Inc.

                                    AGREEMENT

         Agreement made this 29th day of May, 1998, by and between each of the undersigned.

         WHEREAS,  each of the undersigned is required to file an amendment to a
Schedule 13D with respect to ownership of securities in Finlay Enterprises, Inc.; and

         WHEREAS, each of the undersigned is individually eligible to use this Amendment No. 1 to Schedule 13D;

         NOW, THEREFORE, the undersigned agree to file only one Amendment No. 1 to Schedule 13D reflecting their combined beneficial ownership of securities in Finlay Enterprises, Inc.

                              THOMAS H. LEE EQUITY PARTNERS, L.P.
                              By: THL Equity Advisors Limited Partnership, its General Partner
                              By:  THL Equity Trust, its General Partner

                              By:   /s/ Wendy L. Masler
                              Name:  Wendy L. Masler
                              Title:     Managing Director

                              THOMAS H. LEE EQUITY ADVISORS
                              LIMITED PARTNERSHIP

                              By:  THL Equity Trust, its General Partner

                              By:   /s/ Wendy L. Masler
                              Name:  Wendy L. Masler
                              Title:     Managing Director

                              THL EQUITY TRUST

                              By:     /s/ Wendy L. Masler
                              Name:  Wendy L. Masler
                              Title:     Managing Director


                              /s/ Thomas H. Lee
                              Thomas H. Lee